

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2020

Peter Scalise
President
The3rdBevco Inc.
606 Johnson Avenue
Suite 1
Bohemia, New York 11716

> **Re: The3rdBevco Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed November 12, 2020**
> **File No. 024-11278**

Dear Mr. Scalise:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 6, 2020 letter.

Amendment No. 4 to Offering Statement on Form 1-A filed November 12, 2020

Cover Page

1.   We note your response to prior comment 2. Please continue to revise your filing to clearly and consistently describe the securities in this offering. For example,

   • Revise the reference highlighted in bold on the cover page to "Shares of Common Stock" and the reference in the first sentence on the cover page to "Tier 2 offering is for shares of common stock" to instead refer to units.

   • Revise the reference on page 18 about the "officers and directors to sell the Shares directly to the public" to instead refer to units.

• Expand the section entitled "Securities Being Offered" beginning on page 26 to disclose the material terms of the units and warrants.

• Ensure that Exhibit 4.2 pertains to your offering. For example, we note the reference: (1) on page 1 of the exhibit to "subscribe for and purchase from Greenpower Motor Company" instead of The3rdBevco; (2) in section 2 to the exercise price "shall be $4.50" whereas you refer throughout your offering statement to an exercise price of $4.00; (3) to "the Purchase Agreement" in sections 4 and 5 of the exhibit about transferability and jurisdiction, respectively. However, it is unclear which agreement filed as as an exhibit represents the undefined phrase "Purchase Agreement" mentioned in exhibit 4.2.

The subscription agreement for the purchase of common stock from the Company contains an exclusive forum provision, page 16

2.   We note your response to prior comment 6. Please clarify, the reference to "the Securities Act of 133." Also, revise this risk factor to clarify, if true, that the subscription agreement limits legal action under the agreement to the federal district courts in the state of New York, not the federal courts in New York.

Exhibits

3.   We note your response to prior comment 9. Please have counsel revise the opinion to opine that the units will be legally binding obligations of the company.

You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602. or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: William R. Eilers, Esq.